Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

December 16, 2020

David Link
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ventoux CCM Acquisition Corp. Registration Statement on Form S-1 Filed December 1, 2020, as amended File No. 333-251048

Dear Mr. Link:

On behalf of our client, Ventoux CCM Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated December 15, 2020 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter below. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

David Link December 16, 2020 Page 2

Form S-1 filed December 1, 2020

Dilution, page 48

1.	Please revise your dilution disclosure in your next amendment to show the dilution to the investors in this offering assuming the over-allotment option is exercised in full.

Response: The Company has revised the disclosure on pages 48 and 49 in accordance with the Staff’s comment.

Principal Stockholders, page 84

2.	We note that Chardan Capital Markets, LLC is an affiliate of your co-sponsor, Chardan International Investments, LLC. Please clearly disclose in the beneficial ownership table. In addition, if Chardan Capital Markets plans on making a market in the securities, please revise the registration fee table, cover page and underwriting section to reflect the market making activities.

Response: The Company has revised the disclosure on page 84 in accordance with the Staff’s comment. Chardan Capital Markets, LLC has informed the Company that it does not plan to make a market in any of the Company’s securities.

Certain Transactions, page 87

3.	Please revise to address the business combination marketing agreement with Chardan Capital Markets, quantify the fees that you will pay Chardan Capital Markets and clarify any associated conflicts of interest. Also revise your “Use of Proceeds” section, on page 44, to address the business combination marketing agreement and the amount of the payments pursuant to the marketing agreement payable to Chardan Capital Markets in a footnote or other text.

Response: The Company has revised the disclosure on pages 44, 80 and 88 in accordance with the Staff’s comments.

Rights, page 94

4.	Please reconcile statements that each holder of a right will receive 1/20 of a share of common stock upon consummation of a business combination with the statement that no fractional shares will be issued upon conversion. Please also clarify whether the receipt of common stock in a transaction in which you are the surviving entity is also a "conversion" for this purpose. We note that holders of rights must affirmatively convert them if the business combination does not result in the company being the surviving entity.

Response: The Company has revised the disclosure on page 94 in accordance with the Staff’s comments.

Financial Statements, page F-1

5.	Please revise your interim financial statements in your next amendment to include the required statements of operations and cash flows for the corresponding period in the prior year. Refer to Rule 8-03 of Regulation S-X.

Response: The Company has revised the disclosure on pages F-4, F-6 and F-11 in accordance with the Staff’s comments.

Note 6 - Commitments, page F-13

6.	Please revise your footnote to disclose the terms of the Business Combination Marketing Agreement.

Response: The Company has revised the disclosure on page F-14 in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner